UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-12803

URSTADT BIDDLE PROPERTIES INC.

(REG-UB Properties, LLC as the successor to Urstadt Biddle Properties Inc.)

(Exact name of registrant as specified in its charter)

c/o Regency Centers Corporation

Michael R. Herman

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

Class A Common Stock, par value $.01 per share

6.250% Series H Cumulative Redeemable Preferred Stock

5.875% Series K Cumulative Redeemable Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

As previously disclosed, on May 17, 2023, Urstadt Biddle Properties Inc. (the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among Regency Centers Corporation (“Regency”), a Florida corporation, Hercules Merger Sub, LLC (“Merger Sub”), a Maryland limited liability company and wholly owned subsidiary of Regency, the Company, UB Maryland I, Inc., a Maryland corporation and a direct wholly owned subsidiary of the Company (“Hermes Sub I”), and UB Maryland II, Inc., a Maryland corporation and a direct wholly-owned subsidiary of Hermes Sub I (“Hermes Sub II”). On August 18, 2023, upon the terms and subject to the conditions set forth in the Merger Agreement, (a) Hermes Sub II merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Hermes Sub I, and (b) following the First Merger, Hermes Sub I merged with and into Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub being the surviving entity in the Second Merger. Following the Second Merger, the Company was converted into a Maryland limited liability company bearing its current name, “REG-UB Properties, LLC.” This Form 15 relates solely to the reporting obligations of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, REG-UB Properties, LLC (formerly known as Urstadt Biddle Properties Inc.), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REG-UB PROPERTIES, LLC
(formerly known as Urstadt Biddle Properties Inc.)

By: Hercules Merger Sub, LLC, its sole member and manager

By:	/s/ Michael R. Herman
Name:	Michael R. Herman
Title:	Senior Vice President, General Counsel and Secretary

Date: August 28, 2023